Exhibit (a)(3)


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November 16, 2007



TO:         SHAREHOLDERS OF AMERICAN SPECTRUM REALTY, INC.

SUBJECT:    OFFER TO PURCHASE SHARES

Dear Shareholder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 138,180 Shares of common stock (the "Shares") in AMERICAN SPECTRUM REALTY, INC. (the "Corporation") at a purchase price equal to:

                                $17.25 per Share
                                ----------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in AMERICAN SPECTRUM REALTY, INC. without the usual transaction costs associated with market sales or transfer fees. Reasons you may wish to sell your Shares include:

     o SELL ALL YOUR SHARES AT THE OFFER PRICE. Our Offer gives you the opportunity to sell all of your shares (unless you are Mr. Carden or Mr. Galardi) at $17.25 per Share, free of commissions (although you should check with your broker to see if it charges you a fee to tender). The average closing price from August 1, 2007 to November 13, 2007 was $18.76, however, the average volume was only 907 shares over that time period, and on 22 of those days, or 30% of the time, no trading occurred at all! (finance.google.com). If more than 138,180 Shares are tendered, you can indicate that you do not wish to be pro-rated by checking the "All or None" box. We do not anticipate that the Offer will be fully subscribed, however.

     o INFINITE LIFE OF CORPORATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The Corporation's life is infinite, so investors may not see liquidity for some time.

     o LOW TRADING VOLUME. The relative illiquidity of the Shares resulting from the extremely thin trading market makes the Shares difficult to sell except in small blocks. Our Offer is only 8.0% lower than the average closing price from August 1, 2007 to November 13, 2007 and it is 3% higher than lowest trading price in that period.

After carefully reading the enclosed Offer, if you elect to tender your Shares, instruct your broker to tender your Shares through Depository Trust Company, or, if you hold certificates, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, your original certificates, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) December 21, 2007.